GAMMA PHARMACEUTICALS, INC.

EXECUTIVE VARIABLE COMPENSATION POOL PLAN

Effective as of August 30, 2007

Gamma Pharmaceuticals, Inc. Executive Variable Compensation Pool Plan

Section 1.	Establishment of Plan

This Gamma Pharmaceuticals, Inc. Executive Variable Compensation Pool Plan is hereby established by Gamma Pharmaceuticals, Inc., a Delaware corporation, to be effective as of August 30, 2007.

Section 2.	Definitions

Whenever used in this Plan, the following capitalized terms shall have the meanings designated below:

2.1       "Affiliate” shall mean any Person who controls, is controlled by or is under common control with the Company.

2.2     “Award Percentage” shall mean the percentage of a particular Variable Compensation Pool, if any, applicable to a Participant, as determined by the CEO in his sole and absolute discretion and designated in Exhibit A. A Participant’s Award Percentage, if any, may vary from one Fiscal Quarter or Fiscal Year to another, as determined by the CEO in his sole and absolute discretion and designated in Exhibit A.

2.3     “Beneficiary” shall mean a Person designated by a Participant on forms provided by the Committee to receive a payment, if any, described in Section 6.2(iii). A Participant may change such a designation on such forms at any time without the consent of any existing Beneficiary or any other Person. In the event a Participant fails to properly designate any Beneficiary, his or her Beneficiary shall be his or her estate.

2.4	“Board” shall mean the board of directors of the Company.

2.5       “Cause” shall have the same meaning as the term is used in a Participant’s written employment agreement with the Company and/or one or more of its Affiliates. If a Participant does not have such a written employment agreement, then “Cause” shall be deemed to exist if the Participant: (i) has been formally charged with or convicted of any felony, including any crime involving fraud, theft, embezzlement, dishonesty or moral turpitude; (ii) has failed to abide by any policies and/or procedures that are reasonably and consistently enforced by the Company and/or one or more of its Affiliates; (iii) has engaged in misconduct, failed to follow a reasonable directive, including, without limitation, any reasonable directive given by the Board, or engaged in material inattention to the business of the Company and/or one or more of its Affiliates; (iv) has failed to perform the duties required of the Participant up to the standards established by the Company and/or one or more of its Affiliates; (v) has engaged in acts or omissions that constitute gross negligence or willful misconduct resulting, in either case, in material economic harm to the Company and/or one or more of its Affiliates; or (vi) has engaged in excessive absenteeism.

2.6	“CEO” shall mean the Chief Executive Office of the Company.

2.7       “Change in Control” shall have the same meaning as the term is used in a Participant’s written employment agreement with the Company and/or one or more of its Affiliates. If a Participant does not have such a written employment agreement, then “Change in

Control” shall be deemed to have occurred if: (i) there is a sale or exchange of outstanding stock of any class of the Company to a third party, the result of which leaves the Existing Majority Equity Holders with less than fifty percent (50%) of the beneficial ownership in the surviving entity or entities; (ii) there is a sale of all or substantially all of the assets of the Company; and/or (iii) Peter W. Cunningham is no longer the Chairman of the Board.

2.8       “Committee” shall mean the individual or group of individuals appointed by the Board to administer this Plan. If no such individual or group of individuals is so appointed by the Board, then the Board shall administer the Plan and serve as the Committee.

2.9       “Company” shall mean Gamma Pharmaceuticals, Inc., including any successor thereto.

2.10    “Disability” or “Disabled” shall have the same meanings as the terms are used in a Participant’s written employment agreement with the Company and/or one or more of its Affiliates. If a Participant does not have such a written employment agreement, then “Disability” or “Disabled” shall have the same meanings as the terms are used in the Company’s then existing group long term disability insurance program or any replacement or successor program. If no such program exists, then “Disability” or “Disabled” shall have the same meanings as the terms are used for purposes of qualifying for disability benefits from the Social Security Administration.

2.11   “Employee” shall mean a full-time, salaried employee of the Company and/or one or more of its Affiliates.

2.12    “Existing Majority Equity Holders” shall mean Peter W. Cunningham, Joseph T. Cunningham and Hao Zhang.

2.13   “Fiscal Quarter” shall mean the three-month period ending each June 30, September 30, December 31 or March 31.

2.14	“Fiscal Year” shall mean the twelve-month period ending each March 31.

2.15    “Good Reason” shall have the same meaning as the term is used in a Participant’s written employment agreement with the Company and/or one or more of its Affiliates. If a Participant does not have such a written employment agreement, then “Good Reason” shall never exist under any circumstances for purposes of this Plan.

2.16    “Gross Revenue” shall mean the gross revenue of the Company and its Affiliates for a particular Fiscal Quarter, as determined by the Company for purposes of its audited financial statements.

2.17    “Net Revenue” for a particular Fiscal Quarter shall mean the greater of (i) Gross Revenue for such Fiscal Quarter less returns for damaged goods during such Fiscal Quarter or (i) ninety-seven percent (97%) of Gross Revenue for such Fiscal Quarter.

2.18    “Participant” shall mean an Employee who is eligible to participate in the Plan, as provided in Section 4.

2.19    “Person” shall mean a natural person, any form of business and any other nongovernmental legal entity, including, without limitation, a corporation, partnership, trust or limited liability company.

2.20    “Plan” shall mean this Gamma Pharmaceuticals, Inc. Executive Variable Compensation Pool Plan, as set forth herein and as amended from time to time.

2.21	“Shares” shall mean shares of common stock of the Company.

2.22    “Variable Compensation Pool” shall mean the Variable Compensation Pool, if any, applicable to a Participant for a particular Fiscal Quarter, which may be expressed as a percentage of the Net Revenue for such Fiscal Quarter, as designated in Exhibit A.

2.23    “Variable Compensation Pool Award” shall mean the unvested award described in Section 5.

Section 3.	Administration

The Plan shall be administered by the Committee. The Committee may delegate to any appropriate officers and/or employees of the Company responsibility for administering the Plan.

Subject to the limitations of the Plan, including, without limitation, any determinations or other actions that are within the sole and absolute discretion of the CEO, the Committee shall, in its sole and absolute discretion, (i) correct any defect or omission or reconcile any inconsistency in the Plan or in any award granted hereunder and (ii) make all other necessary determinations and take all other actions necessary or advisable for the implementation and administration of the Plan. The Committee’s determinations on matters within its authority shall be conclusive and binding upon all parties.

Section 4.	Eligibility and Participation

4.1       In General. The Employees eligible to participate in the Plan for a particular Fiscal Quarter and the applicable Variable Compensation Pool and Award Percentages for such Fiscal Quarter shall be designated in Exhibit A. Each of the Existing Majority Shareholders shall be eligible to participate in the Plan for as long as he remains an Employee of the Company and/or one or more of its Affiliates. In addition, the CEO may from time to time, in his sole and absolute discretion, designate additional Employees as eligible to participate in the Plan for a particular Fiscal Quarter and the applicable Variable Compensation Pool and Award Percentages for such Fiscal Quarter, and such designations shall be memorialized in Exhibit A. An Employee who is eligible to participate in the Plan shall be so notified in writing by the Company.

4.2     Change in Position. If a Participant is promoted or demoted during a particular Fiscal Quarter, the CEO may, in his sole and absolute discretion, elect to adjust the Participant’s Award Percentage for such Fiscal Quarter in any reasonable manner that he deems appropriate.

4.3     No Right to Participate. Other than each of the Existing Majority Shareholders, no Participant or other Employee shall at any time have a right to be selected for participation in the Plan for any particular Fiscal Quarter, regardless of whether he or she previously participated in the Plan and/or any other incentive compensation plan of the Company and/or one or more of its Affiliates during one or more other Fiscal Quarters.

Section 5.	Calculation of Awards

5.1     Calculation of Awards in General. Beginning with the Fiscal Quarter ending on September 30, 2007, a Participant’s unvested Variable Compensation Pool Award for each Fiscal Quarter, if any, shall be calculated by multiplying the Variable Compensation Pool for such Fiscal Quarter, if any, by his or her Award Percentage for such Fiscal Quarter, if any.

5.2       The eligible employees shall receive at a minimum 15% each of the Participant’s unvested Variable Compensation Pool Award for each Fiscal Quarter, if any.

5.3       Calculation of Awards in the Event of a Change in Control. Notwithstanding Section 5.1 above or any other provision of the Plan to the contrary, if a Change in Control occurs during a Fiscal Quarter, then the Variable Compensation Pool applicable to the Existing Majority Shareholders for such Fiscal Quarter and each subsequent Fiscal Quarter during which one or more of the Existing Majority Shareholders remains a Participant shall not be less than two percent (2%) of the Net Revenue for the applicable Fiscal Quarter.

Section 6.	Vesting, Forfeiture and Payment of Awards

6.1       In General. Each unvested Variable Compensation Pool Award of a Participant, if any, which has not been forfeited pursuant to Section 6.2 below, shall vest and be paid to the Participant no later than thirty (30) days after the end of the Fiscal Quarter to which the award is attributable.

6.2       Termination of Employment. In the event of a termination of a Participant’s employment with the Company and all of its Affiliates, each unvested Variable Compensation Pool Award of the Participant, if any, shall be disposed of as follows:

(i)

If (a) the Participant terminates his or her own employment without Good Reason or (b) the Company and/or one or more of its Affiliates terminate the Participant’s employment for Cause, then all outstanding unvested Variable Compensation Pool Awards shall be forfeited immediately on the effective date of such termination;

(ii)

If (a) the Company and/or one or more of its Affiliates terminate the Participant’s employment without Cause, (b) the Participant terminates his or her own employment for Good Reason or (c) the termination of the Participant’s employment occurs subsequent to him or her becoming Disabled, then (1) any outstanding unvested Variable Compensation Pool Award, if any, which would have been vested and paid no later than thirty (30) days after the end of the Fiscal Year in which the termination occurs, shall vest on the effective date of such termination and be paid to the Participant no later than thirty (30) days after the end of each applicable Fiscal Quarter and (2) all other outstanding unvested Variable Compensation Pool Awards shall be forfeited immediately on the effective date of such termination; and

(iii)

If the termination of the Participant’s employment is as a result of his or her death, then (a) any outstanding unvested Variable Compensation Pool Award, if any, which would have been vested and paid no later than thirty (30) days after the end of the Fiscal Year in which the termination occurs, shall vest on the effective date of such termination and be paid to the Participant’s Beneficiary no later than thirty (30) days after the end of each applicable Fiscal Quarter and (b) all other outstanding unvested Variable Compensation Pool Awards shall be forfeited immediately on the effective date of such termination.

6.3       Change in Control. In the event of a Change in Control, each unvested Variable Compensation Pool Award of the Existing Majority Shareholders, which has not been forfeited pursuant to Section 6.2 above and which would have been vested and paid no later than thirty (30) days after the end of the Fiscal Year during which the Change in Control occurs, shall vest on the effective date of such Change in Control and be paid to the Participant no later than thirty (30) days after the end of each applicable Fiscal Quarter.

6.4       Form of Payment. All or a portion of any payment pursuant to this Plan may be made in Shares, in lieu of cash, as determined by the CEO in his sole and absolute discretion, based upon the most recent fair market value of such Shares, as determined and consistently applied by the Committee.

6.5       Possible Delay of Payment. Notwithstanding any other provision of the Plan to the contrary, if all or a portion of any payment pursuant to this Plan would jeopardize the ability of the Company and its Affiliates to “continue as a going concern” (within the meaning of Section 1.409A-1(b)(4)(ii) of the Treasury Department Regulations), as determined and consistently applied by the Committee, then such payment may be delayed until such time as it would no longer have such effect.

Section 7. Amendment and Modification

Notwithstanding any other amendment provision of any employment or other agreement to which this Plan is an exhibit and/or into which this Plan is incorporated by reference, the Committee, in its sole and absolute discretion, with notice to all Participants, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate the Plan entirely; provided, however, that in the event of any such modification, amendment, suspension or termination, any Participant who is an Employee on the effective date thereof (or his or her Beneficiary, as the case may be) shall be entitled to no less of a payment hereunder than the amount he or she would have otherwise received based upon the terms and provisions of the Plan, as in effect immediately prior to such modification, amendment, suspension or termination, with respect to any then outstanding and vested Variable Compensation Pool Award.

Section 8.	Miscellaneous

8.1     Employment Status. The Plan does not constitute a contract of employment or continued service, nor does it supersede or replace any existing employment agreement with a Participant, and selection as a Participant shall not give any Employee the right to be retained in the employ of the Company or any of its Affiliates.

8.2     Unsecured General Creditor. Participants and their heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of the Company or any of its Affiliates by virtue of participation in the Plan. The Company’s obligations under the Plan shall be that of an unfunded and unsecured promise of the Company to pay money in the future.

8.3     Nonassignability. No Participant or any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt of the amounts, if any, payable hereunder, or any part thereof, which are, and all right to which are, expressly declared to be unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgment, alimony or separate maintenance owed by a Participant or any other person, nor be transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency.

8.4     Governing Law. The Plan, and all agreements hereunder, shall be governed by and construed in accordance with the laws of the State of Nevada.

8.5     Withholding Taxes. The Company and/or one or more of its Affiliates shall have the right to deduct from all payments under the Plan any Federal, State or local taxes required by law to be withheld with respect to such payments.

8.6     Gender and Number. Except where otherwise indicated by the context, any masculine term used in the Plan shall also include the feminine, the plural shall include the singular and the singular shall include the plural.

8.7     Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

8.8     Costs of the Plan. All costs of implementing and administering the Plan shall be borne by the Company and/or one or more of its Affiliates.

8.9     Successors. All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successors to the Company, whether the existence of any such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

* * *

This Gamma Pharmaceuticals, Inc. Executive Variable Compensation Pool Plan is executed by the Company on the dates set forth below, to be effective as of August 30, 2007.

GAMMA PHARMACEUTICALS, INC.

/s/Peter Cunningham

By:     Peter Cunningham

Its:      CEO

Date:  8/30/07